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                                                                      EXHIBIT 2

                                OHM CORPORATION
                           16406 U.S. ROUTE 224 EAST
                              FINDLAY, OHIO 45840

                                                               January 16, 1998

Dear Fellow Shareholder:

  I am pleased to inform you that on January 15, 1998, OHM Corporation (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with International Technology Corporation, a Delaware corporation ("Parent"), and IT-Ohio, Inc., an Ohio corporation and a wholly owned subsidiary of Parent ("Purchaser"). Pursuant to the Merger Agreement, Purchaser is today commencing a tender offer (the "Offer") to purchase 13,933,000 shares of Common Stock, par value $0.10 per share, of the Company (the "Shares") at a price of $11.50 per Share, net to the seller in cash.

  The Merger Agreement provides holders of Shares with an opportunity to receive a combination of cash and shares of Common Stock, $.01 per share, of Parent ("Parent Common Stock"), in exchange for their Shares. Company shareholders can receive cash by tendering their Shares into the Offer. If Parent purchases Shares pursuant to the Offer, Company shareholders will receive 1.394 shares of Parent Common Stock for each Share not purchased in the Offer. If all outstanding Shares are tendered into the Offer, Company shareholders will, in the aggregate, receive approximately $8.00 in cash and
 .424 of a share of Parent Common Stock per Share. If Parent does not purchase Shares in the Offer, the Merger Agreement provides that the cash that otherwise would have been paid in the Offer will be paid to Company shareholders at the time of the merger (the "Merger") of Purchaser with and into the Company. In addition, concurrently with the consummation of the Offer, the Company will pay a pro rata taxable distribution, to holders of record of the Shares as of the close of business on the date immediately prior to consummation of the tender offer, of all of the shares of common stock of NSC Corporation held by the Company (the "NSC Distribution"). Both the Offer and the Merger are subject to certain conditions described in Parent's tender offer materials, which I encourage you to review carefully.

  As the market price of the shares of the Parent Common Stock will fluctuate, the value of such shares at the effective time of the Merger may be greater or less than the $11.50 in cash per Share payable pursuant to the Offer. ACCORDINGLY, THE VALUE OF THE CONSIDERATION EXCHANGED FOR SHARES IN THE MERGER MAY BE LESS OR GREATER THAN THE $11.50 PER SHARE RECEIVED BY HOLDERS OF SHARES THAT ARE PURCHASED PURSUANT TO THE OFFER. Based on the closing price of Parent Common Stock on the New York Stock Exchange, Inc. on January 15, 1998, the value of the Parent Common Stock to be received for each Share pursuant to the Exchange Ratio on such date would have been $11.15. Both the Offer and the Merger will be fully taxable transactions, with the result that gain will be realized in an amount equal to the excess of the cash and fair market value of Parent Common Stock received over the holder's adjusted tax basis in the Shares surrendered. Furthermore, it is anticipated that the NSC distribution will be treated as a pro rata taxable redemption which qualifies as a sale or exchange for tax purposes.

  YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER AND DETERMINED THAT THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING WITHOUT LIMITATION THE OFFER AND THE MERGER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES.

  In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), including, among other things, the written opinion of BT Alex. Brown Incorporated ("BT Alex.
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Brown"), the Company's financial advisor, to the effect that, as of such date and based upon certain matters in such opinion, the aggregate consideration to be received by the holders of the Shares in the Offer, the Merger and the NSC Distribution was fair from a financial point of view to such holders. THE FULL TEXT OF THE WRITTEN OPINION OF BT ALEX. BROWN, DATED JANUARY 14, 1998, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH SUCH OPINION, IS ATTACHED AS ANNEX A TO THE SCHEDULE 14D-9. SHAREHOLDERS ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY.

  The Company has also entered into a Share Repurchase Agreement with Waste Management, Inc., a Delaware corporation ("WMX"), pursuant to which WMX has agreed not to tender more than 5,235,381 Shares into the Offer. The Company has agreed to purchase a number of Shares such that WMX will receive, between Shares purchased in the Offer and pursuant to the Share Repurchase Agreement, an amount in cash equal to $8.00 multiplied by the total number of Shares held by WMX. This action was taken because limitations on Parent's ability to finance the full cash portion of the purchase price with respect to all outstanding Shares on terms that Parent found acceptable and the Company's desire to assure that all cash paid in the transaction would be received as soon as practicable caused the Company's Board of Directors to determine to borrow funds to acquire some Shares directly. WMX entered into the Share Repurchase Agreement at the request of the Company and the Company does not believe the transactions provide WMX with any benefit compared to the other shareholders of the Company.

  Additional information with respect to the transaction is contained in the enclosed Schedule 14D-9. Also enclosed is the Parent's Offer to Purchase and related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. I urge you to read the enclosed materials and consider this information carefully.

                                          Sincerely,

                                          .

                                          James L. Kirk
                                          Chairman, President and
                                          Chief Executive Officer